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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)
          JAMES O. WRIGHT, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                        MILWAUKEE, WI 53223 (414)355-0400

             (Date of Event which Requires Filing of this Statement)
                                 AUGUST 17, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240,13d-1(e), 240.13d-1(f) or 240.13d-1(c), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Subsection 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                                       SCHEDULE 13D

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
CUSIP NO.   056525-10-8                                                             Page   2   of  5   Pages
            -----------
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          NAMES OF REPORTING PERSONS
1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          James O. Wright

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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

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          SEC USE ONLY
3

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          SOURCE OF FUNDS
4

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          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                   |_|
5

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          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

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                                   SOLE VOTING POWER
                           7       11,080
        NUMBER OF
                           --------------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       206,250
        OWNED BY
                           --------------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       10,000
         PERSON
                           --------------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      8,250
-----------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        219,330

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          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12

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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        6.6%

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          TYPE OF REPORTING PERSON    (SEE INSTRUCTIONS)   IN
14

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (2-98) 2 of 4


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ITEM 1.    SECURITY AND ISSUER

     Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
     Corporate headquarters:        Badger Meter, Inc.
                                    4545 W. Brown Deer Road
                                    Milwaukee, WI  53223-0099


ITEM 2.    IDENTITY AND BACKGROUND

      a) Name of reporting person:          James O. Wright

      b) Business address:                  4545 W. Brown Deer Road
                                            Milwaukee, WI, 53223

      c) Principal occupation and name, principal business and address of employer:

         Mr. Wright is a director and Chairman Emeritus of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223. Badger Meter is a marketer and manufacturer of flow measurement technology products.

      d) During the last five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e) During the last five years, Mr. Wright was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) Citizenship:  Mr. Wright is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.  See Item 4.


ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Wright is the beneficial owner in terms of voting power, pursuant to Rule 13d-3, of 217,330 shares of Badger Meter Common Stock, $1.00 par value, as a result of serving as a co-trustee of several trusts for the Wright family and sharing voting power for shares held by JOW Corp. Effective August 17, 1999, the Badger Meter Voting Trust for which Mr. Wright had been a co-trustee, was terminated.

         Mr. Wright has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      a) Aggregate Number of Shares: 219,330 shares of Common Stock. Percentage of Class: 6.6%.
         Shares of Badger Meter Common Stock outstanding, August 17, 1999:
         3,343,387



                                   Page 3 of 4
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      b) Number of shares as to which there is sole power to vote or to direct the vote: 11,080 shares, which includes 2,500 options exercisable within 60 days to purchase additional shares of Badger Meter Common Stock.

         Number of shares as to which there is shared power to vote or to direct the vote: 206,250 shares of Common Stock, which is 404,558 shares less than previously reported due to various transactions including the termination of the Badger Meter Voting Trust, for which Mr. Wright had been a co-trustee, and certain repurchases of shares of Common Stock by Badger Meter, Inc. See Item 5(c).

         Number of shares as to which there is sole power to dispose or to direct the disposition: 10,000 shares, which represents 2,500 options exercisable within 60 days to purchase shares of Badger Meter Common Stock and 7,500 shares held directly.

         Number of shares as to which there is shared power to dispose or to direct the disposition: 8,250 shares of Common Stock which is 163,254 shares less than previously reported due to various transactions including the termination of the Badger Meter Voting Trust, for which Mr. Wright had been a co-trustee, and certain repurchases of shares of Common Stock by Badger Meter, Inc. See Item 5(c).

     c) The total number of shares of Common Stock is 404,558 less than previously reported. A portion of this reduction is due to 143,160 shares of Common Stock repurchased by Badger Meter, Inc. from several trusts for Wright family members, of which Mr. Wright serves as a co-trustee, for $36.8875 per share of August 13, 1999. The remainder of such reduction is due to the termination of the Badger Meter Voting Trust, for which Mr. Wright had been a co-trustee, on August 17, 1999.

     d)  None.

     e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------------                  ------------------------------
              Date                                         Signature
                                                         James O. Wright
                                                         ---------------
                                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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